Exhibit 99.3

PRESS RELEASE

AC Immune Reports Second Quarter 2025 Financial Results and Provides a Corporate Update

●	Three active immunotherapies for precision prevention of neurodegeneration progressing through Phase 2 clinical development
●	ACI-7104.056 anti-alpha-synuclein active immunotherapy in Parkinson’s disease produced strong immunogenicity and favorable safety profile in interim results from the ongoing Phase 2 VacSYn reported in April, with further data to come in H2 2025
●	Third Alzheimer’s disease cohort (AD3) in the Phase 2 ABATE trial of anti-Abeta ACI-24.060 to reach 12 months of treatment in December 2025, with interim results expected early 2026
●	Small molecule NLRP3 program now in IND-enabling studies, highlighting promise in early-stage pipeline
●	Cash resources of CHF 127.1 million (USD 157.6 million) as of June 30, 2025, provide funding into Q1 2027 excluding any potential milestone payments

Lausanne, Switzerland, August 5, 2025 -- AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision therapeutics for neurodegenerative diseases, today reported results for the quarter ended June 30, 2025, and provided a corporate update.

Dr. Andrea Pfeifer, CEO of AC Immune SA, commented: “AC Immune is continuing to progress toward precision prevention of neurodegenerative diseases as we approach multiple value-inflection points through the rest of 2025 and beyond. Our industry symposium during the AD/PD™ conference focused on unlocking active immunotherapy for tailored prevention strategies highlighted the momentum of our three active immunotherapies in Phase 2 development. Interim results on ACI-7104.056, our wholly owned a-syn active immunotherapy, reinforced its best-in-class characteristics, showing strong immunogenicity and a favorable safety profile in early Parkinson’s disease. The two partnered programs, ACI-24.060 and ACI-35.030, are also progressing according to plan. In addition, our Morphomer® small molecule drugs targeting a-syn and tau and Morphomer®-antibody drug conjugates (morADC) were featured in several presentations at AD/PD™ 2025. In our exciting early-stage pipeline, ACI-19764, a novel Morphomer® small molecule inhibitor of NLRP3, has now entered studies to enable an Investigational New Drug (IND) filing.

“Our strong cash position provides funding into 2027, excluding potential milestone payments, and enables us to advance our robust pipeline focused on precision prevention of neurodegenerative diseases. Further interim results from Part 1 of the VacSYn trial of ACI-7104.056 are expected later this year, and the AD3 cohort in the ABATE trial of ACI-24.060 will reach 12 months of treatment around year end, with interim results thereafter. We also expect to file an IND for ACI-19764 this year.”

Q2 2025 and Subsequent Highlights:

●	Reported interim safety and positive immunogenicity data from the Phase 2 VacSYn clinical trial evaluating ACI-7104.056, AC Immune’s wholly owned anti-a-syn active immunotherapy candidate, for the treatment of patients with early PD.
o	As presented at AD/PD™ 2025, treatment with ACI-7104.056 induced an average 20-fold increase in anti-a-syn antibodies after four immunizations compared to placebo background level.
o	Based on pharmacodynamic and biomarker interim results to be reported later this year, AC Immune may decide to initiate Part 2 of VacSYn, with the aim of establishing early proof-of-concept and identification of disease-specific biomarkers for rapid transition into a pivotal study.
●	AC Immune’s therapeutic and diagnostic programs were featured in multiple presentations at AD/PD™ 2025.
●	AC Immune hosted an industry symposium highlighting the company’s industry-leading pipeline of active immunotherapies for precision prevention of neurodegenerative diseases.

Anticipated 2025 Milestones

Program	Milestone	Expected in
ACI-24.060 anti-Abeta active immunotherapy	ABATE Phase 2 trial reaches 12-month treatment timepoint in the AD3 cohort by year end (with interim results reported thereafter)	H2 2025
ACI-7104.056 anti-a-syn active immunotherapy	Interim pharmacodynamic and biomarker results from Part 1 of Phase 2 VacSYn trial in PD	H2 2025
ACI-19764 Small molecule NLRP3 inhibitor	IND/CTA filing	H2 2025
TDP-43 monoclonal antibody	Validated pharmacodynamic assay for clinical readout	H2 2025
Morphomer-Tau aggregation inhibitors	Lead declaration and initiation of IND-enabling studies	H2 2025
Morphomer a-syn aggregation inhibitor	Lead declaration	H2 2025
TDP-43-PET tracer	Initial Phase 1 readout	H2 2025
ACI-15916 a-syn-PET tracer	Phase 1 readout in Parkinson’s disease (PD)	H2 2025

Analysis of Financial Statements for the Quarter Ended June 30, 2025

◾	Cash Position: The Company had a total cash balance of CHF 127.1 million (CHF 165.5 million as of December 31, 2024), composed of CHF 25.7 million in cash and cash equivalents and CHF 101.4 million in short-term financial assets. The Company’s cash balance provides sufficient capital resources into Q1 2027, excluding potential milestone payments.
◾	Contract Revenues: The Company recorded CHF 1.3 million in contract revenues for the three months ended June 30, 2025, compared to CHF 0.7 million in the comparable prior period. For the three months ended June 30, 2025, our contract revenues of CHF 1.3 million were related to the efforts made under the agreement with Takeda.
◾	R&D Expenditures: R&D expenses for the three months ended June 30, 2025, were CHF 16.8 million compared to CHF 17.1 million in the comparable period in 2024. The decrease was primarily due to reduced activity in early-stage discovery programs, as well as lower expenses incurred on ACI-7104.056. These reductions were offset by higher costs in the Morphomer Inflammasome program (ACI-19764).
◾	G&A Expenditures: G&A expenses, in comparison to the comparable period in 2024, decreased by CHF 0.7 million to CHF 3.9 million for the 3 months ended June, 30, 2025. The decrease was primarily driven by a decrease in legal fees related to business development and licensing activities which were executed in the prior period.
◾	IFRS Loss for the Period: The Company reported a net loss after taxes of CHF 21.2 million for the three months ended June 30, 2025, compared with a net loss of CHF 22.8 million for the comparable period in 2024.

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company and a global leader in precision prevention for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features a range of therapeutic and diagnostic programs, including candidates in Phase 2 and Phase 3 development. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies, resulting in substantial non-dilutive funding to advance its proprietary programs and >$4.5 billion in potential milestone payments plus royalties.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and USA. Morphomer® is a registered trademark of AC Immune SA in CN, CH, EU, GB, JP, KR, NO, RU and SG.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

For further information, please contact:

SVP, Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com
International Media Chris Maggos Cohesion Bureau Phone: +41 79 367 6254 Email: chris.maggos@cohesionbureau.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Condensed Consolidated Balance Sheets (Unaudited)

(In CHF thousands)

	As of
	June 30,	December 31,
	2025	2024
Assets
Non-current assets
Property, plant and equipment	2,490	2,651
Right-of-use assets	4,926	5,437
Intangible asset	50,416	50,416
Long-term financial assets	584	415
Total non-current assets	58,416	58,919

Current assets
Prepaid expenses	2,542	4,302
Accrued income	510	1,099
Other current receivables	1,621	1,104
Short-term financial assets	101,413	129,214
Cash and cash equivalents	25,722	36,275
Total current assets	131,808	171,994
Total assets	190,224	230,913

Shareholders' equity and liabilities

Shareholders’ equity
Share capital	2,236	2,226
Share premium	479,680	478,506
Treasury shares	(218)	(218)
Currency translation differences	4	(5)
Accumulated losses	(406,959)	(368,239)
Total shareholders’ equity	74,743	112,270

Non-current liabilities
Long-term deferred contract revenue	3,596	4,560
Long-term lease liabilities	3,880	4,401
Net employee defined benefit liabilities	9,036	8,844
Total non-current liabilities	16,512	17,805

Current liabilities
Trade and other payables	2,729	2,658
Accrued expenses	11476	12098
Short-term deferred contract revenue	83,725	85,056
Short-term lease liabilities	1,039	1,026
Total current liabilities	98,969	100,838
Total liabilities	115,481	118,643
Total shareholders’ equity and liabilities	190,224	230,913

Condensed Consolidated Statements of Income/(Loss) (Unaudited)

(In CHF thousands, except for per-share data)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2025	2024	2025	2024
Revenue
Contract revenue	1,306	687	2,296	687
Total revenue	1,306	687	2,296	687

Operating expenses
Research & development expenses	(16,826)	(17,138)	(32,742)	(32,303)
General & administrative expenses	(3,896)	(4,551)	(8,334)	(9,522)
Other operating income/(expense), net	28	41	21	109
Total operating expenses	(20,694)	(21,648)	(41,055)	(41,716)
Operating loss	(19,388)	(20,961)	(38,759)	(41,029)

Financial income	458	739	1,145	1,368
Financial expense	(50)	(34)	(103)	(70)
Exchange differences	(2,209)	(2,504)	(2,501)	(891)
Finance result, net	(1,801)	(1,799)	(1,459)	407

Loss before tax	(21,189)	(22,760)	(40,218)	(40,622)
Income tax expense	—	—	—	—
Loss for the period	(21,189)	(22,760)	(40,218)	(40,622)
Loss per share:
Basic and diluted loss per share for the period attributable to equity holders	(0.21)	(0.23)	(0.40)	(0.41)

Condensed Consolidated Statements of Comprehensive Income/(Loss) (Unaudited)

(In CHF thousands)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2025	2024	2025	2024
Loss for the period	(21,189)	(22,760)	(40,218)	(40,622)
Items that will be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences	4	—	9	16
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):
Remeasurement gains on defined-benefit plans (net of tax)	—	—	—	—
Other comprehensive income/(loss)	4	—	9	16
Total comprehensive loss, net of tax	(21,185)	(22,760)	(40,209)	(40,606)